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                                                                    EXHIBIT 5

LONDON BRIDGE SOFTWARE HOLDINGS PLC ENTERS INTO AN EXCLUSIVITY AGREEMENT WITH PHOENIX INTERNATIONAL INC.

London Bridge Software Holdings plc. ("LBSH") is pleased to announce that it has entered into an exclusivity agreement with Phoenix International Ltd., Inc. (Phoenix) with the intention of evaluating a potential acquisition of Phoenix. Any transaction would be conditional on several factors, including the successful completion of due diligence. LBSH already owns 9.16% of Phoenix' common stock.

Phoenix is a Nasdaq listed company (PHXX) that provides client/server core retail banking software to small and mid-sized banks typically with assets of up to $3bn.

Gordon Crawford, chairman of LBSH said:
"The Phoenix banking system is one of the only modern core retail banking systems designed and written in the last decade. It has been designed from the outset to be customer centric and work in a client/server and relational database environment. Combining this with our leading Vectus CRM and Debt Manager collection and recoveries software would give us the unique ability to offer integrated leading edge solutions that address the entire retail banking lending life cycle. This proposition is increasingly required by banks as they re-engineer to become more customer centric and utilise multiple delivery channels such as telephone centres, the Internet and intranets.

Phoenix has recently been unprofitable partly due to a very high level of investment in research and development including their Internet Banking functionality, a major new and enhanced release of which is expected to be available for general release before the end of the year. In addition there have been a small number of problematic contracts and the general slow down experienced by all software vendors of core lending systems over the Y2K change. We believe that Phoenix can be transformed when combined with our existing global infrastructure, organisation and management approach to produce an operating profit in the short term. When combined with the current LBSH infrastructure we believe that there would be significant savings to be made as well as a strengthening of the ability of Phoenix to bid for international business from our bases in London and Singapore.

It is expected that any acquisition would be earnings neutral in 2000 and earnings positive going forward in future years."

If the current exercise results in a formal offer it would be for cash. Additional funds would be raised to provide the working capital to restore Phoenix to profitability. We expect all funds to be raised through a placing of shares in LBSH.

Several conditions will be required prior to the completion of any transaction, including the completion of the recently announced review of Phoenix accounts by their auditors, and that the class action currently pending against Phoenix be satisfactorily resolved to remove any consequence for LBSH. There can be no assurance that these and other material conditions will be satisfied, or that a transaction with Phoenix ultimately will be consummated.